UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 15, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 15, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 15, 2013
13-10-TR

Teck Receives B.C. Ministry of Environment Area Based
Management Plan Order

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today received an Area Based Management Plan Order from the British Columbia Ministry of Environment, providing clarity around watershed protection and mining activities in the Elk Valley of B.C.

This is a positive step that will provide a regulatory basis to deal with impacts of mining on water quality in the Elk Valley, and will establish a regulatory context for permitting of future mining activity.  The Order, issued under Section 89 of the Environmental Management Act, stipulates the development of an area-based management plan, in consultation with communities of interest. The plan to be developed will address the impact of selenium and other substances released by mining activities throughout the watershed, associated economic and social costs and benefits, and concentration targets and time-frames required to stabilize and reduce levels of these substances.

The Order establishes a long-term selenium concentration target for Lake Koocanusa which Teck expects can be achieved using water treatment technologies described in its draft Valley-wide Selenium Management Action Plan which was submitted to regulators early in the first quarter. Development of the area-based plan in accordance with the Order and the associated public consultation is expected to take up to 15 months.  Permitting activities on Line Creek Phase II and other Teck projects are expected to continue in the interim.

“Teck is committed to maintaining the health of the Elk River and this step by the province provides a path forward to finalizing an Elk Valley Water Quality Plan,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs. “This measure recognizes the priority of protecting the environment while also ensuring the economic well-being of local communities and residents.”

As the operator of five steelmaking coal mines in the Elk Valley which directly employ over 4,000 people, Teck is committed to continuing to work with communities, First Nations and other local stakeholders to finalize an area-based plan that achieves the shared goal of protecting the watershed and economic health of the region.

Teck is at the forefront of developing and implementing solutions to this critical issue. Our  Valley-wide Selenium Management Action  Plan, which outlines significant measures to protect aquatic health while supporting sustainable mining activities in the Elk Valley, will be adapted as Teck works with communities of interest to meet the terms of the Order. The plan includes investments by Teck over the next five years of up to $600 million on the installation of water diversion and treatment facilities, investments in research and development to improve selenium management, and ongoing aquatic monitoring.

“We have been taking action on this issue for the past several years,” added Smith. “To date, we have constructed several water diversions to keep water clean, and construction is currently underway on our first water treatment plant at Line Creek Operations.”

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements include Teck’s planned expenditures and other activities relating to its Elk Valley Water Quality Plan.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any future result expressed or implied by the forward-looking statements.

The forward-looking statements in this news release are based on certain assumptions. The investment cost estimates assume the application of biological treatment technology, which is currently being installed at the water treatment plant at Line Creek Operations.  These estimates also assume that relevant regulators will agree to site-specific downstream selenium concentrations in certain aquatic environments already affected by selenium discharges from our coal mining operations in excess of those in provincial water quality guidelines.  Factors that may cause actual results to vary include, but are not limited to, unanticipated difficulties in implementing any final area-based management plan, the imposition of more stringent limits on selenium and other discharges than currently anticipated, treatment technologies may prove less effective or more expensive than anticipated and there may be unanticipated developments in the environment as a result of our operations.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Alana Duffy
Senior Communications Specialist
Tel.: 604.699.4547
alana.duffy@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel.: 604.699.4014
greg.waller@teck.com